FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2008

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Director

SADIA S.A.

CNPJ/MF No. 20.730.099/0001-94

NIRE: 42300025747

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of Sadia S.A. (“Company”) are hereby called to meet on November 3rd, 2008 at 2:00 p.m., at Company’s headquarters, located in the City of Concórdia, State of Santa Catarina, at Avenida Attílio Fontana, 86, ZIP CODE 89700-000, in an Extraordinary General Meeting, to resolve on the following agenda:

I – Matter to be resolved by the shareholders, as requested by the Company’s management:

1. Acknowledgement of the resignation of the President and Vice-President of the Board of Directors, carried out in accordance with art. 150 of Law 6,404/76.

II – Matters to be resolved by the shareholders as per a shareholder’s request received at the Company’s headquarters on October 8, 2008, and based on the sole paragraph of art. 123 of Law 6,404/76:

1. “Disclosure of the Company’s Policy for the Application of Treasury Resources and clarification regarding the applicable control mechanisms of such Policy”

2.  “Detailing of all financial transactions related to exchange rate variation executed after the last approved financial statement (31.12.2007), especially the use of derivatives”.

3. “Submission of a report of all transactions with Company shares involving 10.000 or more shares (common or preferred), registered in its books and carried out in the 30 day period immediately preceding the disclosure of the Press Release”;

4. “Assessment of the need to engage a Special Audit to verify the abovementioned transactions”;

5. “Resolution on the filing of the civil liability action set forth in art. 159 of Law 6,404/76, as well as a possible damages claim”.

This call for an EGM, for the purposes set forth in item II and carried out in accordance with the abovementioned legal provision, does not denote, at the present time, management endorsement of the requests or its recommendation for the approval of any matter.

In accordance with art. 135, paragraph 3, of Law 6,404/76, the call notice request addressed to the Company is available at Company’s headquarters and the websites of the CVM (www.cvm.gov.br) and Bovespa (www.bovespa.com.br).

Concórdia, October 16, 2008

Luiz Fernando Furlan

Chairman of the Board of Directors